Exhibit 21.1

SUBSIDIARIES OF ZEO ENERGY CORP.

Name of Subsidiary	Jurisdiction of Incorporation
ESGEN OpCo, LLC	Delaware
Sunergy Renewables, LLC	Nevada
Sunergy Solar LLC	Florida
Sunergy Roofing and Construction, Inc.	Florida
Sun First Energy, LLC	Utah